Exhibit 99.1

Amaya Announces Termination of Automatic Share Purchase Plan; Normal Course Issuer Bid Remains in Effect

MONTREAL, September 14, 2015 – Amaya Inc. (TSX: AYA; NASDAQ: AYA) (“Amaya” or the “Corporation”) announced today that it has terminated the automatic share purchase plan (the “APP”), which it had entered into on June 1, 2015 for the purpose of facilitating repurchases of its common shares (“Common Shares”) under its TSX-approved normal course issuer bid (“NCIB”).

Regardless of the termination of the APP, the NCIB remains in effect on the same terms and subject to the same TSX restrictions as previously announced and disclosed. Consistent with its previously announced plans to maximize shareholder value by facilitating the repayment of indebtedness and/or the repurchase and cancellation of Common Shares, Amaya may choose to use excess available cash to repurchase additional Common Shares under the NCIB at the times and in the amounts it determines in its discretion. The NCIB will remain effective until the earlier of February 17, 2016 or the date on which Amaya has purchased the maximum number of Common Shares permitted thereunder. As of the date hereof, Amaya had purchased and cancelled a total of 1,455,300 Common Shares pursuant to the NCIB for an aggregate purchase price of approximately CAD$45.5 million.

Amaya is not aware of any undisclosed material information regarding the Corporation or its securities.

About Amaya

Amaya is a leading provider of technology-based solutions, products and services in the global gaming and interactive entertainment industries. Amaya owns gaming and related consumer businesses and brands including PokerStars, Full Tilt, the European Poker Tour, PokerStars Caribbean Adventure, Latin American Poker Tour and the Asia Pacific Poker Tour. These brands collectively form the largest poker business in the world, comprising online poker games and tournaments, live poker competitions, branded poker rooms in popular casinos in major cities around the world, and poker programming created for television and online audiences. Amaya, through certain of these brands, also offers non-poker online gaming products, including casino, sportsbook and daily fantasy sports.

Cautionary Note Regarding Forward Looking Statements

This release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and applicable securities laws, including, without limitation, the potential repurchase of Common Shares by Amaya under the NCIB. Forward-looking statements can, but may not always, be identified by the use of words such as “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “potential”, “targeting”, “intend”, “could”, “might”, “would”, “should”, “believe”, “objective”, “ongoing” and similar references to future periods or the negatives of these words and expressions. These statements, other than statements of historical fact, are based on management’s current expectations and are subject to a number of risks, uncertainties, and assumptions, including market and economic conditions, business prospects or opportunities, future plans and strategies, projections, technological developments, anticipated events and trends and regulatory changes that affect us, our customers and our industries. Although the Corporation and management believe the expectations reflected in such forward-looking statements are reasonable and are based on reasonable assumptions and estimates, there can be no assurance that these assumptions or estimates are accurate or that any of these expectations will prove accurate. Forward-looking statements are inherently subject to significant business, economic and competitive risks, uncertainties and contingencies that could cause actual events to differ materially from those expressed or implied in such statements. These risks and uncertainties include those identified under the heading “Risk Factors and Uncertainties” in Amaya’s Annual Information Form for the year ended December 31, 2014 and in its Management’s Discussion and Analysis for the period ended June 30, 2015, each available on SEDAR at www.sedar.com, Edgar at www.sec.gov and Amaya’s website at www.amaya.com, and in other filings that Amaya has made and may make with applicable securities authorities in the future. Investors are cautioned not to put undue reliance on forward-looking statements. Any forward-looking statement speaks only as of the date hereof, and the Corporation undertakes no obligation to correct or update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by applicable law.